                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 KAYE GROUP INC.

                                (Name of Issuer)


                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                                   486589 10 4

                                 (CUSIP Number)


 Douglas A. Brown                                            Glen E. Hess, P.C.
 ZS Pubco I L.P.                                              Kirkland & Ellis
One Windward Lane                                           153 East 53rd Street
Stamford, CT 06903                                           New York, NY 10022
  (212) 398-6200                                               (212) 446-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 10, 1999

                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]

                         (Continued on following pages)


                                 (Page 1 of 10)

CUSIP No. 486589-10-4                                               Page 2 of 10

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1)  Name of Reporting Person                            ZS Pubco I L.P.
    S.S. or I.R.S. Identification No. of Above Person   22-3644654

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2)  Check the Appropriate Box if a                      (a) [ ]
    Member of a Group                                   (b) [x]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds                                     OO

--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal                        [ ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of                             Delaware
    Organization

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Number of Shares     7)  Sole Voting Power              754,027 shares of Common
Beneficially Owned                                      Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power            -0-

                     9)  Sole Dispositive Power         754,027 shares of Common
                                                        Stock, $.01 par value

                     10) Shared Dispositive Power       -0-

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each         754,027 shares of Common
    Reporting Person                                    Stock, $.01 par value

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  8.9%

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14) Type of Reporting Person                            PN

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
CUSIP No. 486589-10-4                                               Page 3 of 10

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1)  Name of Reporting Person                            ZS Pubco I L.L.C.
    S.S. or I.R.S. Identification No. of Above Person   22-3644652

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a                      (a) [ ]
    Member of a Group                                   (b)  [x]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds                                     OO

--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal                        [ ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)  Citizenship or Place of                             Delaware
    Organization

--------------------------------------------------------------------------------
Number of Shares     7)  Sole Voting Power              754,027 shares of Common
Beneficially Owned                                      Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power            -0-

                     9)  Sole Dispositive Power         754,027 shares of Common
                                                        Stock, $.01 par value

                     10) Shared Dispositive Power       -0-

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each         754,027 shares of Common
    Reporting Person                                    Stock, $.01 par value

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  8.9%

--------------------------------------------------------------------------------
14) Type of Reporting Person                            OO

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
CUSIP No. 486589-10-4                                               Page 4 of 10

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1)  Name of Reporting Person                            Robert A. Horne
    S.S. or I.R.S. Identification No. of Above Person

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a                      (a) [ ]
    Member of a Group                                   (b) [x]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds                                     OO

--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal                        [ ]
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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6)  Citizenship or Place of                             United States of America
    Organization

--------------------------------------------------------------------------------
Number of Shares     7)  Sole Voting Power              19,168 shares of Common
Beneficially Owned                                      Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power            762,665 shares of Common
                                                        Stock, $.01 par value

                     9)  Sole Dispositive Power         19,168 shares of Common
                                                        Stock, $.01 par value

                     10) Shared Dispositive Power       762,665 shares of Common
                                                        Stock, $.01 par value

--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each         781,883 shares of Common
    Reporting Person                                    Stock, $.01 par value

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  9.3%

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14) Type of Reporting Person                            IN

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
CUSIP No. 486589-10-4                                               Page 5 of 10

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1)  Name of Reporting Person                            Douglas A. Brown
    S.S. or I.R.S. Identification No. of Above Person

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2)  Check the Appropriate Box if a                      (a) [ ]
    Member of a Group                                   (b) [x]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds                                     OO

--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal                        [ ]
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of                             United States of America
    Organization

--------------------------------------------------------------------------------
Number of Shares     7)  Sole Voting Power              16,776 shares of Common
Beneficially Owned                                      Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power            754,027 shares of Common
                                                        Stock, $.01 par value

                     9)  Sole Dispositive Power         16,776 shares of Common
                                                        Stock, $.01 par value

                     10) Shared Dispositive Power       754,027 shares of Common
                                                        Stock, $.01 par value

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11) Aggregate Amount Beneficially Owned by Each         770,803 shares of Common
    Reporting Person                                    Stock, $.01 par value

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  9.1%

--------------------------------------------------------------------------------
14) Type of Reporting Person                            IN

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
CUSIP No. 486589-10-4                                               Page 6 of 10


                                  Schedule 13D


Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Kaye Group Inc., a Delaware corporation (the "Issuer"). As of May 7, 1999 there were 8,441,435 shares of Common Stock outstanding. The principal executive office of the Issuer is located at 122 East 42nd Street, New York, New York 10168.

Item 2.  Identity and Background

         (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) under the Securities Exchange Act of 1934, as amended (the "Act"): (i) ZS Pubco I L.P., a Delaware limited partnership (the "Partnership"), by virtue of its direct beneficial ownership of Common Stock;
(ii) ZS Pubco I L.L.C., a Delaware limited liability company (the "GP"), by virtue of its position as general partner of the Partnership; (iii) Robert A. Horne, an individual, by virtue of his position as a managing member of the GP; and (iv) Douglas A. Brown, an individual, by virtue of his position as a managing member of the GP. The General Partner, the Partnership, Mr. Horne and Mr. Brown are collectively referred to herein as the "Reporting Persons." Certain information required by this Item 2 concerning the directors and executive officers of the GP and each person ultimately in control of each Reporting Person is set forth on Annex A attached hereto, which is incorporated herein by reference.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         (b) The address of the principal business and principal office of each Reporting Person is 120 West 45th Street, Suite 2600, New York, New York 10036.

         (c) The principal business of the Partnership and the GP is acquiring, holding, monitoring the performance of, and ultimately disposing of, an investment in the Issuer. Messrs. Horne and Brown are partners of The ZS Fund L.P., a Delaware limited partnership, a private investment firm.

         (d) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A to this Statement, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 486589-10-4                                               Page 7 of 10


         (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the person named in Annex A to this Statement, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise indicated on Annex A, all persons named in Annex A to this Statement are citizens of the United States.

Item 3.  Source and Amount of Funds and Other Consideration.

         On May 10, 1999, the Partnership entered into agreements to purchase 754,027 shares of Common Stock (the "Acquired Shares") and entered into an agreement to purchase an additional 375,215 shares of Common Stock, subject to regulatory approval (the "Additional Shares"). The aggregate consideration to be paid by the Partnership for the Acquired Shares of is $5,089,682 and the aggregate consideration to be paid by the Partnership for the Additional Shares is $2,532,702. The source of funds for the Partnership's acquisition of all of such shares is capital contributions made by the limited partners and the general partner of the Partnership. The limited partners and the general partner of the Partnership have made additional aggregate capital commitments of approximately $7,400,000, which is expected to be available to purchase additional securities.

Item 4.  Purpose of Transaction.

         The purchases of the Acquired Shares and the Additional Shares described in Item 3 are being made for investment purposes and with the intention to confer with management and participate in major corporate actions.

Item 5.  Interest in Securities of the Issuer.

         (a) The following information is based upon 8,441,435 shares of Common Stock outstanding and assumes acquisition of the Acquired Shares but not the Additional Shares:

                  (i) The Partnership directly owns 754,027 shares of Common Stock, or 8.9% of the Common Stock outstanding. In addition, the Partnership expects to acquire a 12% limited partnership interest in Kaye Investments, L.P., which owns 2,216,140 shares of Common Stock. However, the Partnership will have no power to vote or dispose of any shares held by Kaye Investments, L.P. and disclaims beneficial ownership of such shares of Common Stock.

                  (ii) By virtue of its position as general partner of the Partnership, the GP may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership.

CUSIP No. 486589-10-4                                               Page 8 of 10


                  (iii) Mr. Horne directly owns 19,168 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. In addition, The ZS Fund L.P., a Delaware limited partnership of which Mr. Horne is a managing partner, owns 8,638 shares of Common Stock, representing less than 1% of the Common Stock outstanding. Accordingly, he may be deemed to possess indirect beneficial ownership of the Common Stock held by The ZS Fund L.P. Further, by virtue of his role as a managing member of the GP, Mr. Horne may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership.

                  (iv) Mr. Brown directly owns 16,776 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. In addition, by virtue of his role as a managing member of the GP, Mr. Brown may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership.

         (b) For each person described in Item 5(a), the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, is shown on the pages constituting the second part of the cover page. The power to vote or to direct the vote, and to dispose of or direct the disposition of, the 754,027 shares owned by the Partnership is shared by the managing members of the GP. The managing members of the GP are Mr. Horne and Brown. No Reporting Person has voting or dispositive power over the shares indirectly owned by the Partnership through a limited partnership interest in Kaye Investments, L.P. that it expects to acquire.

         (g) None of the Reporting Persons has effected any transactions in Common Stock during the past 60 days except as described herein.

         (h) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons reported above.

Item 6.  Contracts, Arrangements, Understandings or Relationships, etc.

         Each of the limited partners of the Partnership has agreed to use such person's reasonable best interests to cause any additional shares of the Issuer's common stock or securities convertible into such common stock acquired prior to December 31, 1999 to be made through the Partnership.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 3(a) Stock Purchase Agreement dated May 10, 1999 by and among ZS Pubco I L.P., Paul Capital Partners V, L.P., Paul Capital Partners V (Domestic Annex Fund), L.P., and Paul Capital Partners V International, L.P.

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CUSIP No. 486589-10-4                                               Page 9 of 10

         Exhibit 3(b) Stock Purchase Agreement dated May 10, 1999 by and between ZS Pubco I L.P. and Court Square Capital Ltd.

         Exhibit 3(c) Stock Purchase Agreement dated May 10, 1999 by and among ZS Pubco I L.P., Summit Investors L.P. and Summit Ventures II L.P.

         Exhibit 99        Agreement Concerning Joint Filing of Schedule 13D
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CUSIP No. 486589-10-4                                              Page 10 of 10


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999


                                    ZS PUBCO I L.P.

                                    By: ZS Pubco I L.L.C., its General Partner



                                        By: /s/ Douglas A. Brown
                                            __________________________________
                                            Name: Douglas A. Brown
                                            Title: Manager


                                    ZS PUBCO I L.L.C.



                                    By: /s/ Douglas A. Brown
                                        ______________________________________
                                        Name: Douglas A. Brown
                                        Title: Manager


                                    /s/ Robert A. Horne
                                    __________________________________
                                    Robert A. Horne


                                    /s/ Douglas A. Brown
                                    __________________________________
                                    Douglas A. Brown

                                     ANNEX A
         (Executive Officers and Managing Members of ZS Pubco I L.L.C.)

Information required by Item 2 of Schedule 13D.

Name:                            Robert A. Horne (Managing Member of ZS Pubco I L.L.C.)
Business Address:                120 West 45th Street, Suite 2600, New York, New York  10036
Occupation and name, principal   Partner, The ZS Fund, 120 West 45th
business address of employer:    Street, Suite 2600, New York, New York 10036

Name:                            Douglas A. Brown (Managing Member of ZS Pubco I L.L.C.)
Business Address:                120 West 45th Street, Suite 2600, New York, New York  10036
Occupation and name, principal   Partner, The ZS Fund, 120 West 45th
business address of employer:    Street, Suite 2600, New York, New York 10036

                                  EXHIBIT INDEX


        EXHIBIT                             DESCRIPTION
        -------                             -----------

Exhibit 3(a) Stock Purchase Agreement dated May 10, 1999 by and among ZS Pubco I L.P., Paul Capital Partners V, L.P., Paul Capital Partners V (Domestic Annex Fund), L.P., and Paul Capital Partners V International, L.P.

Exhibit 3(b) Stock Purchase Agreement dated May 10, 1999 by and between ZS Pubco I L.P. and Court Square Capital Ltd.

Exhibit 3(c) Stock Purchase Agreement dated May 10, 1999 by and among ZS Pubco I L.P., Summit Investors L.P. and Summit Ventures II L.P.

Exhibit 99               Agreement Concerning Joint Filing of Schedule 13D